VIA EDGAR AND ELECTRONIC DELIVERY

May 11, 2015

Jerard Gibson

Division of Corporation Finance

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gladstone Land Corporation
Registration Statement on Form S-11
File No. 333-199896

Dear Mr. Gibson:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the several underwriters for the proposed public offering of shares of common stock of Gladstone Land Corporation (the “Company”), hereby joins the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 9:00 a.m. Eastern Time on May 13, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters anticipate effecting the following distribution of the Company’s preliminary prospectus, dated May 11, 2015: approximately 925 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned has been informed by the participating underwriters that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended. The undersigned has also been advised by the Financial Industry Regulatory Authority that it has no objections to the underwriting arrangements in connection with this offering.

Very truly yours,

JANNEY MONTGOMERY SCOTT LLC

By:	/s/ John Nelson
John Nelson
Director
Financial Institutions Investment Banking